Exhibit 99.6

PRESS RELEASE

Suriname: TotalEnergies increases its presence

and signs Production Sharing Contracts for shallow offshore

Blocks 6 and 8

Paris, May 15, 2023 – TotalEnergies and its partners, have signed Production Sharing Contracts (PSC) on Blocks 6 & 8 with Staatsolie Maatschappij Suriname (Staatsolie), the State-owned oil company of Suriname.

Blocks 6 and 8 were awarded to TotalEnergies in the Suriname Shallow Offshore Bid Round 2020/2021. TotalEnergies will operate the two blocks with a 40% interest, alongside QatarEnergy (20%) and Paradise Oil Company (POC), a subsidiary of Staatsolie (40%).

Located in the southern part of offshore Suriname, close to the border with Guyana and with depths between 30 meters and 50 meters, the shallow water Blocks 6 & 8 are immediately adjacent to the operated Block 58 where several discoveries have been made and appraisal drilling is ongoing.

“TotalEnergies is pleased to expand its operatorship position in Suriname, a world class emerging basin, exploring for low technical costs and low GHG emission oil resources” outlined Kevin McLachlan, Senior Vice President Exploration, at TotalEnergies. “This new milestone further strengthens our strategic international partnership with QatarEnergy marking its first entry to Suriname”.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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